                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13D
                                 (RULE 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)


                             (AMENDMENT NO. __) (1)


                         CONTINUUS SOFTWARE CORPORATION
--------------------------------------------------------------------------------
                              (NAME OF THE ISSUER)


                                  COMMON STOCK
--------------------------------------------------------------------------------
                         (TITLE OF CLASS OF SECURITIES)


                                   21218R 10 4
--------------------------------------------------------------------------------
                                 (CUSIP NUMBER)

                                  JOHN R. WARK
                               9401 JERONIMO ROAD
                            IRVINE, CALIFORNIA 92618
                                 (949) 830-8022
--------------------------------------------------------------------------------
                  (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON
                AUTHORIZED TO RECEIVE NOTICES AND COMMUNICATIONS)


                                OCTOBER 25, 2000
--------------------------------------------------------------------------------
             (DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

         Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

         (1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                         (Continued on following pages)

                              (Page 1 of 29 Pages)

---------------------                                         ------------------
CUSIP NO. 21218R 10 4                   13D                   PAGE 2 OF 29 PAGES
---------------------                                         ------------------

--------------------------------------------------------------------------------
    1   NAME OF REPORTING PERSONS
        S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

        FRED B. COX
--------------------------------------------------------------------------------
    2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                      (a) [X]
                                                                      (b) [ ]
--------------------------------------------------------------------------------
    3   SEC USE ONLY

--------------------------------------------------------------------------------
    4   SOURCE OF FUNDS

        N/A
--------------------------------------------------------------------------------
    5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED
        PURSUANT TO ITEMS 2(d) OR 2(e)                                    [ ]

--------------------------------------------------------------------------------
    6   CITIZENSHIP OR PLACE OF ORGANIZATION

        UNITED STATES, NEVADA
--------------------------------------------------------------------------------
                       7   SOLE VOTING POWER

                           0
                     -----------------------------------------------------------
                       8   SHARED VOTING POWER
      NUMBER
    OF SHARES              4,831,965(1) (Pursuant to Stockholder Tender and
   BENEFICIALLY                         Support Agreement dated October 25, 2000
     OWNED BY                           and incorporated by reference to
     REPORTING                          Exhibit 1 to this Schedule 13D.)
      PERSON         -----------------------------------------------------------
       WITH            9   SOLE DISPOSITIVE POWER

                           0
                     -----------------------------------------------------------
                      10   SHARED DISPOSITIVE POWER

                           4,831,965(1)
--------------------------------------------------------------------------------
   11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        4,831,965
--------------------------------------------------------------------------------
   12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11
        EXCLUDES CERTAIN SHARES
                                                                        [ ]
--------------------------------------------------------------------------------
   13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        40.0(2)
--------------------------------------------------------------------------------
   14   TYPE OF REPORTING PERSON

        IN, OO
--------------------------------------------------------------------------------

(1) Calculated pursuant to Rule 13d-3(d)(1) of the Securities Exchange Act of 1934, as amended.

(2) Percent based upon the approximate number of outstanding shares of the Issuer's Common Stock, as reported in the Issuer's Schedule 14D-9 filed with the Securities Exchange Commission on October 31, 2000.

                         (Continued on following pages)

---------------------                                         ------------------
CUSIP NO. 21218R 10 4                   13D                   PAGE 3 OF 29 PAGES
---------------------                                         ------------------

--------------------------------------------------------------------------------
    1   NAME OF REPORTING PERSONS
        S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

        KEVIN G. HALL
--------------------------------------------------------------------------------
    2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                      (a) [ ]
                                                                      (b) [X]
--------------------------------------------------------------------------------
    3   SEC USE ONLY

--------------------------------------------------------------------------------
    4   SOURCE OF FUNDS

        N/A
--------------------------------------------------------------------------------
    5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED
        PURSUANT TO ITEMS 2(d) OR 2(e)                                    [ ]

--------------------------------------------------------------------------------
    6   CITIZENSHIP OR PLACE OF ORGANIZATION

        UNITED STATES, MINNESOTA
--------------------------------------------------------------------------------
                       7   SOLE VOTING POWER

                           0
                     -----------------------------------------------------------
                       8   SHARED VOTING POWER
      NUMBER
    OF SHARES              4,831,965(1) (Pursuant to Stockholder Tender and
   BENEFICIALLY                         Support Agreement dated October 25, 2000
     OWNED BY                           and incorporated by reference to
     REPORTING                          Exhibit 1 to this Schedule 13D.)
      PERSON         -----------------------------------------------------------
       WITH            9   SOLE DISPOSITIVE POWER

                           0
                     -----------------------------------------------------------
                      10   SHARED DISPOSITIVE POWER

                           4,831,965(1)
--------------------------------------------------------------------------------
   11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        4,831,965
--------------------------------------------------------------------------------
   12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11
        EXCLUDES CERTAIN SHARES
                                                                        [ ]
--------------------------------------------------------------------------------
   13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        40.0(2)
--------------------------------------------------------------------------------
   14   TYPE OF REPORTING PERSON

        IN, PN
--------------------------------------------------------------------------------

(1) Calculated pursuant to Rule 13d-3(d)(1) of the Securities Exchange Act of 1934, as amended.

(2) Percent based upon the approximate number of outstanding shares of the Issuer's Common Stock, as reported in the Issuer's Schedule 14D-9 filed with the Securities Exchange Commission on October 31, 2000.

                         (Continued on following pages)

---------------------                                         ------------------
CUSIP NO. 21218R 10 4                   13D                   PAGE 4 OF 29 PAGES
---------------------                                         ------------------

--------------------------------------------------------------------------------
    1   NAME OF REPORTING PERSONS
        S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

        STEVEN L. JOHNSTON
--------------------------------------------------------------------------------
    2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                      (a) [X]
                                                                      (b) [ ]
--------------------------------------------------------------------------------
    3   SEC USE ONLY

--------------------------------------------------------------------------------
    4   SOURCE OF FUNDS

        N/A
--------------------------------------------------------------------------------
    5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED
        PURSUANT TO ITEMS 2(d) OR 2(e)                                    [ ]

--------------------------------------------------------------------------------
    6   CITIZENSHIP OR PLACE OF ORGANIZATION

        UNITED STATES
--------------------------------------------------------------------------------
                       7   SOLE VOTING POWER

                           0
                     -----------------------------------------------------------
                       8   SHARED VOTING POWER
      NUMBER
    OF SHARES              4,831,965(1) (Pursuant to Stockholder Tender and
   BENEFICIALLY                         Support Agreement dated October 25, 2000
     OWNED BY                           and incorporated by reference to
     REPORTING                          Exhibit 1 to this Schedule 13D.)
      PERSON         -----------------------------------------------------------
       WITH            9   SOLE DISPOSITIVE POWER

                           0
                     -----------------------------------------------------------
                      10   SHARED DISPOSITIVE POWER

                           4,831,965(1)
--------------------------------------------------------------------------------
   11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        4,831,965
--------------------------------------------------------------------------------
   12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11
        EXCLUDES CERTAIN SHARES
                                                                        [ ]
--------------------------------------------------------------------------------
   13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        40.0(2)
--------------------------------------------------------------------------------
   14   TYPE OF REPORTING PERSON

        IN
--------------------------------------------------------------------------------

(1) Calculated pursuant to Rule 13d-3(d)(1) of the Securities Exchange Act of 1934, as amended.

(2) Percent based upon the approximate number of outstanding shares of the Issuer's Common Stock, as reported in the Issuer's Schedule 14D-9 filed with the Securities Exchange Commission on October 31, 2000.

                         (Continued on following pages)

---------------------                                         ------------------
CUSIP NO. 21218R 10 4                   13D                   PAGE 5 OF 29 PAGES
---------------------                                         ------------------

--------------------------------------------------------------------------------
    1   NAME OF REPORTING PERSONS
        S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

        DAVID McCANN
--------------------------------------------------------------------------------
    2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                      (a) [X]
                                                                      (b) [ ]
--------------------------------------------------------------------------------
    3   SEC USE ONLY

--------------------------------------------------------------------------------
    4   SOURCE OF FUNDS

        N/A
--------------------------------------------------------------------------------
    5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED
        PURSUANT TO ITEMS 2(d) OR 2(e)                                    [ ]

--------------------------------------------------------------------------------
    6   CITIZENSHIP OR PLACE OF ORGANIZATION

        UNITED STATES
--------------------------------------------------------------------------------
                       7   SOLE VOTING POWER

                           0
                     -----------------------------------------------------------
                       8   SHARED VOTING POWER
      NUMBER
    OF SHARES              4,831,965(1) (Pursuant to Stockholder Tender and
   BENEFICIALLY                         Support Agreement dated October 25, 2000
     OWNED BY                           and incorporated by reference to
     REPORTING                          Exhibit 1 to this Schedule 13D.)
      PERSON         -----------------------------------------------------------
       WITH            9   SOLE DISPOSITIVE POWER

                           0
                     -----------------------------------------------------------
                      10   SHARED DISPOSITIVE POWER

                           4,831,965(1)
--------------------------------------------------------------------------------
   11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        4,831,965
--------------------------------------------------------------------------------
   12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11
        EXCLUDES CERTAIN SHARES
                                                                        [ ]
--------------------------------------------------------------------------------
   13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        40.0(2)
--------------------------------------------------------------------------------
   14   TYPE OF REPORTING PERSON

        IN
--------------------------------------------------------------------------------

(1) Calculated pursuant to Rule 13d-3(d)(1) of the Securities Exchange Act of 1934, as amended.

(2) Percent based upon the approximate number of outstanding shares of the Issuer's Common Stock, as reported in the Issuer's Schedule 14D-9 filed with the Securities Exchange Commission on October 31, 2000.

                         (Continued on following pages)

---------------------                                         ------------------
CUSIP NO. 21218R 10 4                   13D                   PAGE 6 OF 29 PAGES
---------------------                                         ------------------

--------------------------------------------------------------------------------
    1   NAME OF REPORTING PERSONS
        S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

        A BARRY PATMORE
--------------------------------------------------------------------------------
    2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                      (a) [X]
                                                                      (b) [ ]
--------------------------------------------------------------------------------
    3   SEC USE ONLY

--------------------------------------------------------------------------------
    4   SOURCE OF FUNDS

        N/A
--------------------------------------------------------------------------------
    5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED
        PURSUANT TO ITEMS 2(d) OR 2(e)                                    [ ]

--------------------------------------------------------------------------------
    6   CITIZENSHIP OR PLACE OF ORGANIZATION

        UNITED STATES
--------------------------------------------------------------------------------
                       7   SOLE VOTING POWER

                           0
                     -----------------------------------------------------------
                       8   SHARED VOTING POWER
      NUMBER
    OF SHARES              4,831,965(1) (Pursuant to Stockholder Tender and
   BENEFICIALLY                         Support Agreement dated October 25, 2000
     OWNED BY                           and incorporated by reference to
     REPORTING                          Exhibit 1 to this Schedule 13D.)
      PERSON         -----------------------------------------------------------
       WITH            9   SOLE DISPOSITIVE POWER

                           0
                     -----------------------------------------------------------
                      10   SHARED DISPOSITIVE POWER

                           4,831,965(1)
--------------------------------------------------------------------------------
   11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        4,831,965
--------------------------------------------------------------------------------
   12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11
        EXCLUDES CERTAIN SHARES
                                                                        [ ]
--------------------------------------------------------------------------------
   13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        40.0(2)
--------------------------------------------------------------------------------
   14   TYPE OF REPORTING PERSON

        IN
--------------------------------------------------------------------------------

(1) Calculated pursuant to Rule 13d-3(d)(1) of the Securities Exchange Act of 1934, as amended.

(2) Percent based upon the approximate number of outstanding shares of the Issuer's Common Stock, as reported in the Issuer's Schedule 14D-9 filed with the Securities Exchange Commission on October 31, 2000.

                         (Continued on following pages)

---------------------                                         ------------------
CUSIP NO. 21218R 10 4                   13D                   PAGE 7 OF 29 PAGES
---------------------                                         ------------------

--------------------------------------------------------------------------------
    1   NAME OF REPORTING PERSONS
        S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

        WILLIAM A. PHILBIN
--------------------------------------------------------------------------------
    2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                      (a) [X]
                                                                      (b) [ ]
--------------------------------------------------------------------------------
    3   SEC USE ONLY

--------------------------------------------------------------------------------
    4   SOURCE OF FUNDS

        N/A
--------------------------------------------------------------------------------
    5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED
        PURSUANT TO ITEMS 2(d) OR 2(e)                                    [ ]

--------------------------------------------------------------------------------
    6   CITIZENSHIP OR PLACE OF ORGANIZATION

        UNITED STATES
--------------------------------------------------------------------------------
                       7   SOLE VOTING POWER

                           0
                     -----------------------------------------------------------
                       8   SHARED VOTING POWER
      NUMBER
    OF SHARES              4,831,965(1) (Pursuant to Stockholder Tender and
   BENEFICIALLY                         Support Agreement dated October 25, 2000
     OWNED BY                           and incorporated by reference to
     REPORTING                          Exhibit 1 to this Schedule 13D.)
      PERSON         -----------------------------------------------------------
       WITH            9   SOLE DISPOSITIVE POWER

                           0
                     -----------------------------------------------------------
                      10   SHARED DISPOSITIVE POWER

                           4,831,965(1)
--------------------------------------------------------------------------------
   11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        4,831,965
--------------------------------------------------------------------------------
   12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11
        EXCLUDES CERTAIN SHARES
                                                                        [ ]
--------------------------------------------------------------------------------
   13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        40.0(2)
--------------------------------------------------------------------------------
   14   TYPE OF REPORTING PERSON

        IN
--------------------------------------------------------------------------------

(1) Calculated pursuant to Rule 13d-3(d)(1) of the Securities Exchange Act of 1934, as amended.

(2) Percent based upon the approximate number of outstanding shares of the Issuer's Common Stock, as reported in the Issuer's Schedule 14D-9 filed with the Securities Exchange Commission on October 31, 2000.

                         (Continued on following pages)

---------------------                                         ------------------
CUSIP NO. 21218R 10 4                   13D                   PAGE 8 OF 29 PAGES
---------------------                                         ------------------

--------------------------------------------------------------------------------
    1   NAME OF REPORTING PERSONS
        S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

        STEWART A. SCHUSTER
--------------------------------------------------------------------------------
    2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                      (a) [ ]
                                                                      (b) [X]
--------------------------------------------------------------------------------
    3   SEC USE ONLY

--------------------------------------------------------------------------------
    4   SOURCE OF FUNDS

        N/A
--------------------------------------------------------------------------------
    5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED
        PURSUANT TO ITEMS 2(d) OR 2(e)                                    [ ]

--------------------------------------------------------------------------------
    6   CITIZENSHIP OR PLACE OF ORGANIZATION

        UNITED STATES, DELAWARE
--------------------------------------------------------------------------------
                       7   SOLE VOTING POWER

                           0
                     -----------------------------------------------------------
                       8   SHARED VOTING POWER
      NUMBER
    OF SHARES              4,831,965(1) (Pursuant to Stockholder Tender and
   BENEFICIALLY                         Support Agreement dated October 25, 2000
     OWNED BY                           and incorporated by reference to
     REPORTING                          Exhibit 1 to this Schedule 13D.)
      PERSON         -----------------------------------------------------------
       WITH            9   SOLE DISPOSITIVE POWER

                           0
                     -----------------------------------------------------------
                      10   SHARED DISPOSITIVE POWER

                           4,831,965(1)
--------------------------------------------------------------------------------
   11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        4,831,965
--------------------------------------------------------------------------------
   12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11
        EXCLUDES CERTAIN SHARES
                                                                        [ ]
--------------------------------------------------------------------------------
   13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        40.0(2)
--------------------------------------------------------------------------------
   14   TYPE OF REPORTING PERSON

        IN, PN
--------------------------------------------------------------------------------

(1) Calculated pursuant to Rule 13d-3(d)(1) of the Securities Exchange Act of 1934, as amended.

(2) Percent based upon the approximate number of outstanding shares of the Issuer's Common Stock, as reported in the Issuer's Schedule 14D-9 filed with the Securities Exchange Commission on October 31, 2000.

                         (Continued on following pages)

---------------------                                         ------------------
CUSIP NO. 21218R 10 4                   13D                   PAGE 9 OF 29 PAGES
---------------------                                         ------------------

--------------------------------------------------------------------------------
    1   NAME OF REPORTING PERSONS
        S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

        PAUL VAN DEN BERG
--------------------------------------------------------------------------------
    2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                      (a) [X]
                                                                      (b) [ ]
--------------------------------------------------------------------------------
    3   SEC USE ONLY

--------------------------------------------------------------------------------
    4   SOURCE OF FUNDS

        N/A
--------------------------------------------------------------------------------
    5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED
        PURSUANT TO ITEMS 2(d) OR 2(e)                                    [ ]

--------------------------------------------------------------------------------
    6   CITIZENSHIP OR PLACE OF ORGANIZATION

       AUSTRALIA
--------------------------------------------------------------------------------
                       7   SOLE VOTING POWER

                           0
                     -----------------------------------------------------------
                       8   SHARED VOTING POWER
      NUMBER
    OF SHARES              4,831,965(1) (Pursuant to Stockholder Tender and
   BENEFICIALLY                         Support Agreement dated October 25, 2000
     OWNED BY                           and incorporated by reference to
     REPORTING                          Exhibit 1 to this Schedule 13D.)
      PERSON         -----------------------------------------------------------
       WITH            9   SOLE DISPOSITIVE POWER

                           0
                     -----------------------------------------------------------
                      10   SHARED DISPOSITIVE POWER

                           4,831,965(1)
--------------------------------------------------------------------------------
   11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        4,831,965
--------------------------------------------------------------------------------
   12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11
        EXCLUDES CERTAIN SHARES
                                                                        [ ]
--------------------------------------------------------------------------------
   13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        40.0(2)
--------------------------------------------------------------------------------
   14   TYPE OF REPORTING PERSON

        IN
--------------------------------------------------------------------------------

(1) Calculated pursuant to Rule 13d-3(d)(1) of the Securities Exchange Act of 1934, as amended.

(2) Percent based upon the approximate number of outstanding shares of the Issuer's Common Stock, as reported in the Issuer's Schedule 14D-9 filed with the Securities Exchange Commission on October 31, 2000.

                         (Continued on following pages)

---------------------                                        -------------------
CUSIP NO. 21218R 10 4                   13D                  PAGE 10 OF 29 PAGES
---------------------                                        -------------------

--------------------------------------------------------------------------------
    1   NAME OF REPORTING PERSONS
        S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

        JOHN R. WARK
--------------------------------------------------------------------------------
    2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                      (a) [X]
                                                                      (b) [ ]
--------------------------------------------------------------------------------
    3   SEC USE ONLY

--------------------------------------------------------------------------------
    4   SOURCE OF FUNDS

        N/A
--------------------------------------------------------------------------------
    5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED
        PURSUANT TO ITEMS 2(d) OR 2(e)                                    [ ]

--------------------------------------------------------------------------------
    6   CITIZENSHIP OR PLACE OF ORGANIZATION

        UNITED STATES
--------------------------------------------------------------------------------
                       7   SOLE VOTING POWER

                           0
                     -----------------------------------------------------------
                       8   SHARED VOTING POWER
      NUMBER
    OF SHARES              4,831,965(1) (Pursuant to Stockholder Tender and
   BENEFICIALLY                         Support Agreement dated October 25, 2000
     OWNED BY                           and incorporated by reference to
     REPORTING                          Exhibit 1 to this Schedule 13D.)
      PERSON         -----------------------------------------------------------
       WITH            9   SOLE DISPOSITIVE POWER

                           0
                     -----------------------------------------------------------
                      10   SHARED DISPOSITIVE POWER

                           4,831,965(1)
--------------------------------------------------------------------------------
   11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        4,831,965
--------------------------------------------------------------------------------
   12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11
        EXCLUDES CERTAIN SHARES
                                                                        [ ]
--------------------------------------------------------------------------------
   13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        40.0(2)
--------------------------------------------------------------------------------
   14   TYPE OF REPORTING PERSON

        IN
--------------------------------------------------------------------------------

(1) Calculated pursuant to Rule 13d-3(d)(1) of the Securities Exchange Act of 1934, as amended.

(2) Percent based upon the approximate number of outstanding shares of the Issuer's Common Stock, as reported in the Issuer's Schedule 14D-9 filed with the Securities Exchange Commission on October 31, 2000.

                         (Continued on following pages)

---------------------                                        -------------------
CUSIP NO. 21218R 10 4                   13D                  PAGE 11 OF 29 PAGES
---------------------                                        -------------------

--------------------------------------------------------------------------------
    1   NAME OF REPORTING PERSONS
        S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

        SOL ZECHTER
--------------------------------------------------------------------------------
    2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                      (a) [X]
                                                                      (b) [ ]
--------------------------------------------------------------------------------
    3   SEC USE ONLY

--------------------------------------------------------------------------------
    4   SOURCE OF FUNDS

        N/A
--------------------------------------------------------------------------------
    5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED
        PURSUANT TO ITEMS 2(d) OR 2(e)                                    [ ]

--------------------------------------------------------------------------------
    6   CITIZENSHIP OR PLACE OF ORGANIZATION

        UNITED STATES
--------------------------------------------------------------------------------
                       7   SOLE VOTING POWER

                           0
                     -----------------------------------------------------------
                       8   SHARED VOTING POWER
      NUMBER
    OF SHARES              4,831,965(1) (Pursuant to Stockholder Tender and
   BENEFICIALLY                         Support Agreement dated October 25, 2000
     OWNED BY                           and incorporated by reference to
     REPORTING                          Exhibit 1 to this Schedule 13D.)
      PERSON         -----------------------------------------------------------
       WITH            9   SOLE DISPOSITIVE POWER

                           0
                     -----------------------------------------------------------
                      10   SHARED DISPOSITIVE POWER

                           4,831,965(1)
--------------------------------------------------------------------------------
   11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        4,831,965
--------------------------------------------------------------------------------
   12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11
        EXCLUDES CERTAIN SHARES
                                                                        [ ]
--------------------------------------------------------------------------------
   13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        40.0(2)
--------------------------------------------------------------------------------
   14   TYPE OF REPORTING PERSON

        IN
--------------------------------------------------------------------------------

(1) Calculated pursuant to Rule 13d-3(d)(1) of the Securities Exchange Act of 1934, as amended.

(2) Percent based upon the approximate number of outstanding shares of the Issuer's Common Stock, as reported in the Issuer's Schedule 14D-9 filed with the Securities Exchange Commission on October 31, 2000.

                         (Continued on following pages)

ITEM 1. SECURITY AND ISSUER

        The title and class of the securities to which this Schedule 13D relates is Common Stock, $.001 par value per share ("Share" or collectively, the "Shares") of Continuus Software Corporation, a corporation organized under the laws of the State of Delaware ("Issuer"). The Issuer's principal executive office is located at 9401 Jeronimo Road, Irvine, California 92618.

ITEM 2. IDENTITY AND BACKGROUND

(a) NAMES OF PERSONS FILING:

        Fred B. Cox
        Melita Company, LLC

        Kevin G. Hall
           Norwest Equity Partners IV
           Norwest Equity Partners V

        Steven L. Johnson

        David McCann

        A. Barry Patmore

        William A. Philbin

        Stewart A. Schuster
           Brentwood Associates VI, L.P.

        Paul G. Van Den Berg

        John R. Wark

        Sol Zechter
           Sol Zechter Annuity Trust
           Sol Zechter Family Trust
           Sheila Claire Zechter Annuity Trust

(b) RESIDENCE OR BUSINESS ADDRESSES:

        John R. Wark, David McCann, Steven L. Johnston, William A. Philbin, Paul Van Den Berg: 9401 Jeronimo Road, Irvine, California 92618.

        Kevin G. Hall, Norwest Equity Partners IV, Norwest Equity Partners V:
245 Lytton Avenue, Suite 250, Palo Alto, California 94301.


                             (Page 12 of 29 Pages)

        A. Barry Patmore, Stewart Schuster, Brentwood Associates VI, L.P.: 3000 Sand Hill Road, Building One, Suite 260, Menlo Park, California 94025

        Sol Zechter, Sol Sechter Annuity Trust, Sol Zechter Family Trust, Sheila
C. Zechter Annuity Trust: 18046 Darmel Place, Santa Ana, California 92705.

        Fred B. Cox, Melita Company, LLC: 2 Rue Grimald, Way, Henderson, Nevada 89011.

(c) The following reporting individuals are Issuer executive officers and occupy the positions set forth opposite their names.

        John R. Wark             President, Chief Executive Officer and Chairman
                                 of the Board of Directors
        David McCann             Executive Vice President, Global Operations Worldwide
        Steven L. Johnston       Vice President, Finance and Chief Financial Officer
        William A. Philbin       Vice President, Internet Business Development
        Paul G. Van Den Berg     Vice President, Product Management

The following reporting individuals are Issuer directors.

         John R. Wark
         Fred B. Cox (1)
         Kevin G. Hall (2)
         A. Barry Patmore (3)
         Stewart Schuster (4)

        (1) Managing Partner of Melita Co. LLC., Chairman of the Board of Directors and co-founder of Emulex Corporation.

        (2) General Partner of Norwest Venture Partners, a private investment firm.

        (3) Venture Partner of Brentwood Venture Capital, a private investment firm.

        (4) Venture Partner of Brentwood Venture Capital, a private investment firm.

(d) During the last five years, there have been no criminal proceedings against any of the reporting persons.

(e) During the last five years, none of the reporting persons has been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction resulting in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Fred B. Cox, Kevin G. Hall, Steven L. Johnston, David McCann, A. Barry Patmore, William A. Philbin, Stewart A. Schuster, Paul G. Van Den Berg, John R. Wark and Sol Zechter are citizens of the United States. Melita Co. LLC is a limited liability company organized under the laws of the State of Nevada. Norwest Equity Partners IV and Norwest Equity Partners V are


                              (Page 13 of 29 Page)
general partnerships organized under the laws of the State of Minnesota. Brentwood Associates, VI, L.P. is a limited partnership organized under the laws of the State of Delaware.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

         The reporting persons who are directors or executive officers of Issuer acquired their holdings through restricted stock bonus awards pursuant to Issuers's employee equity incentive plan, options awarded under various Issuer incentive stock option programs, annual awards of restricted stock to directors, purchases made with private funds through the Issuer Stock Purchase Plan and open market purchases accomplished with personal funds. Norwest Equity Partners IV, Norwest Equity Partners V, and Brentwood Associates VI, L.P. acquired their holdings through private placement investment transactions which were not financed by borrowings. Sol Zechter and Fred B. Cox acquired their holdings through options awarded them while they were employed by Issuer under various Issuer incentive stock option programs. The Melita Company LLC acquired its holdings through transfers by Fred B. Cox from his private holdings.

ITEM 4. PURPOSE OF THE TRANSACTION

        This Schedule 13D relates to the tender offer being made by Raindrop Acquisition Corporation, a Delaware corporation ("Purchaser") and a direct wholly owned subsidiary of Telelogic AB, a company organized under the laws of Sweden ("Parent"), disclosed in a Tender Offer Statement on Schedule TO (the "Schedule TO"), dated October 30, 2000 and filed with the Securities and Exchange Commission, to purchase all the outstanding Shares of Issuer at a price of $3.46 per Share net to the sellers in cash (subject to applicable withholding taxes), without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated October 30, 2000 (the "Offer to Purchase"), and the related Letter of Transmittal (which, together with the Offer to Purchase and any amendments or supplements thereto, constitute the "Offer") included in the Schedule TO, incorporated herein by reference.

        The Offer is being made pursuant to an Agreement and Plan of Merger, dated as of October 25, 2000 (the "Merger Agreement"), among Parent, Purchaser and Issuer, incorporated as Exhibit 2 to this Schedule 13D. The Merger Agreement provides that, among other things, as soon as practicable after the purchase of Shares pursuant to the Offer and the satisfaction of the other conditions set forth in the Merger Agreement and in accordance with the relevant provisions of the Delaware General Corporation Law ("DGCL"), Purchaser will be merged with and into Issuer (the "Merger"). Following consummation of the Merger, Issuer will continue as the surviving corporation and will become a wholly owned subsidiary of Parent.

        At the effective time of the Merger (the "Effective Time"), each remaining outstanding Share (other than (i) Shares held in the treasury or owned by Purchaser, Parent or any direct or indirect wholly owned subsidiary of Parent or of Issuer which shall be canceled, and (ii) Shares held by stockholders who have demanded and perfected appraisal rights, if any, under the DGCL) will be converted into the right to receive $3.46 in cash or any greater amount per Share paid pursuant to the Offer.


                             (Page 14 of 29 Pages)

        In connection with the execution of the Merger Agreement, each of the reporting persons entered into a Tender and Stockholder Support Agreement with Purchaser, dated as of October 25, 2000 (the "Stockholder Agreement"). Under the Stockholder Agreement, each of the reporting persons has, among other things,
(i) agreed to tender (and not withdraw) pursuant to the Offer, all Shares owned by him or it, (ii) agreed to vote such Shares in favor of the Merger and the Merger Agreement and against any acquisition proposal other than the Merger, and
(iii) granted to Parent and certain officers of Parent an irrevocable proxy to vote such shares in favor of the transactions contemplated by the Merger Agreement.

        The Shares beneficially owned by the reporting persons and subject to the Stockholder Agreement equal 4,831,965 Shares and represented approximately 40.0% of the Shares outstanding as of October 23, 2000.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

(a) BENEFICIAL OWNERSHIP(1)


BENEFICIAL OWNER                                                    NUMBER OF SHARES       PERCENT OF TOTAL
----------------                                                    ----------------       ----------------
Fred B. Cox(2)....................................................        714,692                6.4%
         2 Rue Grimaldi Way
         Henderson, NV 89011
Kevin G. Hall(3)..................................................      1,853,721               16.6%
         Norwest Equity Partners IV
         245 Lytton Avenue, Suite 250
         Palo Alto, CA 94301
Entities affiliated with Norwest Equity Partners IV(4) ...........      1,824,889               16.4%
         245 Lytton Avenue, Suite 250
         Palo Alto, CA 94301
Steven L. Johnson(5)..............................................        193,636                1.7%
David McCann(6)...................................................        133,588                1.2%
A. Barry Patmore(7)...............................................         13,125                0.1%
William A. Philbin(8).............................................        171,316                1.5%
Stewart A. Schuster(9)............................................        699,856                6.3%
         Brentwood Associates VI, L.P.
         3000 Sand Hill Road, Building One,
         Suite 260
         Menlo Park, CA 94025
Entities affiliated with Brentwood Associates VI, L.P.(10)........        665,718                6.0%
         3000 Sand Hill Road, Building One,
         Suite 260
         Menlo Park, CA 94025
Paul Van Den Berg(11).............................................         81,123                0.7%
John R. Wark(12)..................................................        522,896                4.5%
Sol Zechter (13)..................................................        448,012                4.2%
All reporting persons as a group (10 persons).....................      4,831,965               40.0%


                             (Page 15 of 29 Pages)

----------------

 (1) Applicable percentages are based on 11,142,583 shares outstanding on October 23, 2000, adjusted as required by rules promulgated by the SEC.

 (2) Includes 662,109 shares held by the Melita Company, LLC, a limited liability company, of which Fred B. Cox is Managing Partner; includes 52,583 shares subject to options exercisable within 60 days of October 23, 2000.

 (3) Includes 1,824,889 held by the entities listed in note 4 below and 28,832 shares subject to options exercisable within 60 days of October 23, 2000. Mr. Hall is a general partner of Itasca Partners and Itasca Partners V, LLP, the general partners of the entities listed in note 4 below. Mr. Hall disclaims beneficial ownership of the shares held by the entities listed in note 4 below, except to the extent of his direct pecuniary interest in the shares.

 (4) Includes 11,815 shares subject to warrants exercisable within 60 days of October 23, 2000; includes 774,303 shares held by Norwest Equity Partners V and 9,723 shares subject to warrants exercisable within 60 days of October 23, 2000 held by Norwest Equity Partners V.

 (5) Includes restricted stock award of 75,000 and 114,741 shares subject to options exercisable within 60 days of October 23, 2000.

 (6) Includes restricted stock award of 75,000 and 54,434 shares subject to options exercisable within 60 days of October 23, 2000.

 (7) Includes 13,125 shares subject to options exercisable within 60 days of October 23, 2000.

 (8) Includes restricted stock award of 65,000 and 106,096 shares subject to options exercisable within 60 days of October 23, 2000.

 (9) Includes 30,601 shares subject to options exercisable within 60 days of October 23, 2000 and 650,226 shares held by the entities listed in note 10 below. Dr. Schuster disclaims beneficial ownership of the shares held by the entities listed in note 10 below.

(10) Includes 15,492 shares subject to warrants exercisable within 60 days of October 23, 2000. Brentwood VI Ventures, L.P. is the general partner of Brentwood Associates VI, L.P. The general partners of Brentwood VI Ventures, L.P. are deemed to beneficially own the shares held by Brentwood Associates VI, L.P. and therefore have voting and investment power of the shares. The general partners of Brentwood VI Ventures, L.P. disclaim beneficial ownership of the shares, except to the extent of their direct pecuniary interest in the shares. Dr. Schuster, a director of Continuus, is affiliated with Brentwood VI Ventures, L.P.

(11) Includes restricted stock award of 30,000 and 47,123 shares subject to options exercisable within 60 days of October 23, 2000.


                             (Page 16 of 29 Pages)

(12) Includes restricted stock award of 125,000 and 397,896 shares subject to options exercisable within 60 days of October 23, 2000.

(13) Includes 90,325 held by Sheila C. Zechter Annuity Trust, 94,325 held by Sol Zechter Annuity Trust, 212,654 held by Sol Zechter Family Trust and 50,708 shares subject to options exercisable within 60 days of October 23, 2000.

(b) Under the Stockholder Agreement, each of the filing persons has, among other things, (i) agreed to tender (and not withdraw), pursuant to the tender offer described in Item 4 of this Schedule 13D, all Shares owned by him or it, (ii) agreed to vote such Shares in favor of the Merger and the Merger Agreement and against any acquisition proposal other than the Merger, and (iii) granted to Parent and certain officers of Parent an irrevocable proxy to vote such Shares in favor of the transactions contemplated by the Merger Agreement. As of the close of business on October 25, 2000, Purchaser and Raindrop owned no Shares.

(c) In August 2000, Issuer granted an aggregate of 370,000 shares of Common Stock to certain of the Issuer's executive officers. See Item 3 of Issuer's
Schedule 14D-9 for more information relating to the terms and conditions of the restricted stock bonus awards.

        Other than as described above, no transactions in Shares have been effected during the past 60 days by Issuer or, to the knowledge of Issuer, by any executive officer, director, affiliate or subsidiary of Issuer, other than exercises by certain executive officers of stock options granted under Issuer stock option plans, on-going purchases of Shares under Issuer's Employee Stock Purchase Plan for the benefit of certain executive officers who participate in such plan, and on-going transactions in the Issuer stock fund of Issuer's Retirement Savings Plan (401(k)) for the benefit of certain executive officers who participate in such plan.

(d) N/A

(e) N/A

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

        As described in response to Item 4 of this Schedule 13D, under the Stockholder Agreement each of the filing persons has, among other things, (i) agreed to tender (and not withdraw), pursuant to the tender offer, all Shares owned by him or it, (ii) agreed to vote such Shares in favor of the Merger and the Merger Agreement and against any acquisition proposal other than the Merger, and (iii) granted to Parent and certain officers of Parent an irrevocable proxy to vote such Shares in favor of the transactions contemplated by the Merger Agreement.


                             (Page 17 of 29 Pages)

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

     EXHIBIT       DESCRIPTION
     -------       -----------

        1          Joint Filing Statement

        2 Tender and Stockholder Support Agreement by and among Telelogic AB, Raindrop Acquisition Corporation, and the parties named therein, dated October 25, 2000 (incorporated by reference to Exhibit (d)(2) to the Schedule TO of Telelogic AB filed on October 30, 2000).

        3 Agreement and Plan of Merger, dated as of October 25, 2000, among Telelogic AB, the Raindrop Acquisition Corporation and Continuus Software Corporation (incorporated by reference to Exhibit (d)(1) to the Schedule TO of Telelogic AB filed on October 30, 2000).

        4 The Information Statement pursuant to Section 14(f) of the Securities Exchange Act of 1934 (incorporated by reference as Annex A to the Continuus Software Corporation Schedule 14D-9 filed October 30, 2000).


                             (Page 18 of 29 Pages)

                                    SIGNATURE

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                               Fred B. Cox

                                               /s/ FRED B. COX
                                               ---------------------------------



                                               THE MELITA COMPANY, LLC


                                               By: /s/ FRED B. COX
                                                   -----------------------------
                                                   Fred B. Cox, Managing Partner




                (Schedule 13D filed with the Securities Exchange
                        Commission on November 6, 2000.)

                             (Page 19 of 29 Pages)

                                               Kevin G. Hall

                                               /s/ KEVIN G. HALL
                                               ---------------------------------



                                               NORWEST EQUITY PARTNERS IV
                                               a Minnesota Limited Partnership
                                               By: Itasca Partners
                                                   General Partner


                                               By: /s/ KEVIN G. HALL
                                                   -----------------------------
                                                   Kevin G. Hall, Partner



                                               NORWEST EQUITY PARTNERS V
                                               a Minnesota Limited Partnership
                                               By: Itasca Partners IV, L.L.P.
                                                   General Partner


                                               By: /s/ KEVIN G. HALL
                                                   -----------------------------
                                                   Kevin G. Hall, Partner



                (Schedule 13D filed with the Securities Exchange
                        Commission on November 6, 2000.)

                             (Page 20 of 29 Pages)

                                               Steven L. Johnson

                                               /s/ STEVEN L. JOHNSON
                                               ---------------------------------





                (Schedule 13D filed with the Securities Exchange
                        Commission on November 6, 2000.)

                             (Page 21 of 29 Pages)

                                               David McCann

                                               /s/ DAVID MCCANN
                                               ---------------------------------





                (Schedule 13D filed with the Securities Exchange
                        Commission on November 6, 2000.)

                             (Page 22 of 29 Pages)

                                               A. Barry Patmore

                                               /s/ A. BARRY PATMORE
                                               ---------------------------------





                (Schedule 13D filed with the Securities Exchange
                        Commission on November 6, 2000.)

                             (Page 23 of 29 Pages)

                                               William A. Philbin

                                               /s/ WILLIAM A. PHILBIN
                                               ---------------------------------





                (Schedule 13D filed with the Securities Exchange
                        Commission on November 6, 2000.)

                             (Page 24 of 29 Pages)

                                               Stewart A. Schuster

                                               /s/ STEWART A. SCHUSTER
                                               ---------------------------------



                                                BRENTWOOD ASSOCIATES VI, L.P.
                                                By: Brentwood VI Ventures, L.P.
                                                    Its General Partner


                                                By: STEWART A. SCHUSTER
                                                    ----------------------------
                                                    Stewart A. Schuster
                                                    Venture Partner



                (Schedule 13D filed with the Securities Exchange
                        Commission on November 6, 2000.)

                             (Page 25 of 29 Pages)

                                               Paul G. Van Den Berg

                                               /s/ PAUL G. VAN DEN BERG
                                               ---------------------------------





                (Schedule 13D filed with the Securities Exchange
                        Commission on November 6, 2000.)

                             (Page 26 of 29 Pages)

                                               John R. Wark

                                               /s/ JOHN R. WARK
                                               ---------------------------------





                (Schedule 13D filed with the Securities Exchange
                        Commission on November 6, 2000.)

                             (Page 27 of 29 Pages)

                                               Sol Zechter

                                               /s/ SOL ZECHTER
                                               ---------------------------------



                                               SOL ZECHTER ANNUITY TRUST


                                               By: /s/ SOL ZECHTER
                                                   -----------------------------
                                                   Sol Zechter, Trustee



                                               SOL ZECHTER FAMILY TRUST


                                               By: /s/ SOL ZECHTER
                                                   -----------------------------
                                                   Sol Zechter, Trustee



                                               SHEILA CLAIRE ZECHTER ANNUITY
                                               TRUST


                                               By: /s/ SHEILA ZECHTER
                                                   -----------------------------
                                                   Sheila Zechter, Trustee



                (Schedule 13D filed with the Securities Exchange
                        Commission on November 6, 2000.)

                             (Page 28 of 29 Pages)

                                 EXHIBIT INDEX

     EXHIBIT       DESCRIPTION
     -------       -----------

        1          Joint Filing Statement

        2 Tender and Stockholder Support Agreement by and among Telelogic AB, Raindrop Acquisition Corporation, and the parties named therein, dated October 25, 2000 (incorporated by reference to Exhibit (d)(2) to the Schedule TO of Telelogic AB filed on October 30, 2000).

        3 Agreement and Plan of Merger, dated as of October 25, 2000, among Telelogic AB, the Raindrop Acquisition Corporation and Continuus Software Corporation (incorporated by reference to Exhibit (d)(1) to the Schedule TO of Telelogic AB filed on October 30, 2000).

        4 The Information Statement pursuant to Section 14(f) of the Securities Exchange Act of 1934 (incorporated by reference as Annex A to the Continuus Software Corporation Schedule 14D-9 filed October 30, 2000).